Exhibit 12.1

LIONS GATE ENTERTAINMENT CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Year Ended March 31,
	2013		2012		2011		2010		2009

Fixed charges:
Interest expense	$93,580		$78,111		$55,180		$47,162		$34,275
Capitalized interest	14,465		11,668		5,248		4,991		10,319
Estimation of the interest within rental expense	1,008		1,226		3,520		4,204		5,635

Total fixed charges:	$109,053		$91,005		$63,948		$56,357		$50,229

Earnings:
Add:
Income (loss) before equity interests and income taxes	$159,446		$(42,835)		$(5,413)		$9,941		$(166,686)
Fixed charges (calculated above)	109,053		91,005		63,948		56,357		50,229
Amortization of capitalized interest	11,796		6,658		8,408		6,342		5,921
Distributed income of equity investees, net of equity pick-up	—		—		10,200		—		—
Deduct:
Capitalized interest	(14,465)		(11,668)		(5,248)		(4,991)		(10,319)

Total earnings	$265,830		$43,160		$71,895		$67,649		$(120,855)

Ratio of Earnings to Fixed Charges (1)	2.4	x	(1)	x	1.1	x	1.2	x	(1)

(1)         “Earnings” include pretax income from continuing operations before non-controlling interests or equity interests plus (a) fixed charges and amortization of capitalized interest minus (b) interest capitalized.  “Fixed charges” consist of interest expensed, interest capitalized and an estimate of interest within rental expense.

We had pretax losses for the years ended March 31, 2012 and 2009, and as a result, the ratio of earnings to fixed charges was less than one to one.  Earnings were insufficient to cover fixed charges by $47.8 million and $171.1 million for the years ended March 31, 2012 and 2009, respectively.